Exhibit 99.1

Niu Technologies Announces Unaudited Third Quarter 2024 Financial Results

-- Third Quarter Revenues of RMB 1,023.9 million, an increase of 10.5% year-over-year

-- Third Quarter Net Loss of RMB 40.9 million, compared to Net Loss of RMB 79.4 million in the same period of last year

BEIJING, China, November 18, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Revenues were RMB 1,023.9 million, an increase of 10.5% year-over-year
•	Gross margin was 13.8%, compared with 21.4% in the third quarter of 2023
•	Net loss was RMB 40.9 million, compared with net loss of RMB 79.4 million in the third quarter of 2023
•	Adjusted net loss (non-GAAP)[1] was RMB 34.2 million, compared with adjusted net loss of RMB 70.0 million in the third quarter of 2023

Third Quarter 2024 Operating Highlights

•	The number of e-scooters sold was 312,405, up 17.5% year-over-year
•	The number of e-scooters sold in China was 259,094, up 12.4% year-over-year
•	The number of e-scooters sold in the international markets was 53,311, up 50.3% year-over-year
•	The number of franchised stores in China was 3,345 as of September 30, 2024
•	The number of distributors of our international sales network was 57, covering 53 countries as of September 30, 2024

Dr. Yan Li, Chief Executive Officer of the Company, remarked, “Our Q3 sales growth fell short of expectations, primarily due to recent policy changes in China that have impacted sales timing. Nevertheless, our retail sales momentum remains strong, and our upcoming product lineup fully complies with the new standards, positioning us to navigate these changes effectively. In the electric motorcycle segment, the launch of the NX Hyper marks a significant milestone, showcasing our commitment to performance and innovation.”

Dr. Li continued, "We continue to maintain a rapid pace of new store openings this year, laying a solid foundation for driving future sales growth. Earlier this month we continued our annual presence at Milan EICMA where we introduced a range of new scooters highlighting our advanced design capabilities and innovative technologies. Those models will be available in the EU and the US in the coming weeks. Overall, we are well-equipped to embrace changes and are confident in our ability to deliver strong performance in the future.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Third Quarter 2024 Financial Results

Revenues were RMB 1,023.9 million, an increase of 10.5% year-over-year, mainly due to an increase in sales volume of 17.5%, partially offset by a decrease in revenues per e-scooter of 6.0%. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2024 Q3	2023 Q3	% change YoY
E-scooter sales from China market	797.5	710.9	+12.2%
E-scooter sales from international markets	130.2	121.7	+7.1%
E-scooter sales, sub-total	927.7	832.6	+11.4%
Accessories, spare parts and services	96.2	94.4	+1.8%
Total	1,023.9	927.0	+10.5%

Revenues per e-scooter (in RMB)	2024 Q3	2023 Q3	% change YoY
E-scooter sales from China market[2]	3,078	3,085	-0.2%
E-scooter sales from international markets[2]	2,444	3,430	-28.7%
E-scooter sales	2,970	3,131	-5.1%
Accessories, spare parts and services[3]	307	355	-13.5%
Revenues per e-scooter	3,277	3,486	-6.0%

▪	E-scooter sales revenues from China market were RMB 797.5 million, an increase of 12.2% year-over-year, and represented 86.0% of total e-scooter revenues. The increase was mainly due to the increased sales volume of e-scooter in China market.
▪	E-scooter sales revenues from international markets were RMB 130.2 million, an increase of 7.1% year-over-year, and represented 14.0% of total e-scooter revenues. The increase was mainly due to increased sales of kick-scooters, partially offset by a decrease in revenues per e-scooter in international markets.
▪	Accessories, spare parts sales and services revenues were RMB 96.2 million, an increase of 1.8% year-over-year and represented 9.4% of total revenues. The increase was mainly due to an increase in accessories and spare parts sales in China market.
▪	Revenues per e-scooter was RMB 2,970, a decrease of 5.1% year-over-year, mainly due to higher proportion and changes in product mix of kick-scooter in international markets.

Cost of revenues was RMB 882.4 million, an increase of 21.0% year-over-year, mainly due to an increase in sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,824, an increase of 3.0% from RMB 2,724 in the third quarter of 2023. This increase was mainly due to a higher proportion of premium series sales in China market with higher cost per e-scooter, partially offset by the higher proportion of kick-scooter sales in international markets, which have lower cost per e-scooter.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international markets in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 13.8%, compared with 21.4% in the same period of 2023. The decrease was mainly due to a higher proportion of kick-scooters sales in international markets, and changes in product mix of e-scooters and increased sales incentives to franchisees in China market.

Operating expenses were RMB 200.6 million, a decrease of 30.5% year-over-year. Operating expenses as a percentage of revenues was 19.6%, compared with 31.1% in the third quarter of 2023.

▪	Selling and marketing expenses were RMB 127.7 million (including RMB 2.4 million of share-based compensation), an increase of 4.1% from RMB 122.7 million in the third quarter of 2023, mainly due to increased promotions of RMB 6.2 million for offline marketing activities in international markets. Selling and marketing expenses as a percentage of revenues was 12.5%, compared with 13.2% in the third quarter of 2023.
▪	Research and development expenses were RMB 30.3 million (including RMB 2.0 million of share-based compensation), a decrease of 22.4% from RMB 39.1 million in the third quarter of 2023, mainly due to a decrease of RMB 4.1 million in staff cost and share-based compensation, and a decrease of RMB 3.3 million in sample purchase fees. Research and development expenses as a percentage of revenues was 3.0%, compared with 4.2% in the third quarter of 2023.
▪	General and administrative expenses were RMB 42.6 million (including RMB 2.1 million of share-based compensation), a decrease of 66.4% from RMB 126.8 million in the third quarter of 2023, mainly due to the decrease in allowance for doubtful accounts of RMB 87.1 million. General and administrative expenses as a percentage of revenues was 4.2%, compared with 13.7% in the third quarter of 2023.

Operating expenses excluding share-based compensation were RMB 194.0 million, decreased by 30.6% year-over-year, and represented 18.9% of revenues, compared with 30.1% in the third quarter of 2023.

▪	Selling and marketing expenses excluding share-based compensation were RMB 125.3 million, an increase of 4.1% year-over-year, and represented 12.2% of revenues, compared with 13.0% in the third quarter of 2023.
▪	Research and development expenses excluding share-based compensation were RMB 28.3 million, a decrease of 20.3% year-over-year, and represented 2.8% of revenues, compared with 3.8% in the third quarter of 2023.
▪	General and administrative expenses excluding share-based compensation were RMB 40.4 million, a decrease of 67.3% year-over-year, and represented 4.0% of revenues, compared with 13.3% in the third quarter of 2023.

Share-based compensation was RMB 6.7 million, compared with RMB 9.5 million in the same period of 2023.

Income tax benefit was RMB 8.6 million, compared with income tax expense of RMB 0.2 million in the same period of 2023.

Net loss was RMB 40.9 million, compared with RMB 79.4 million in the third quarter of 2023. The net loss margin was 4.0%, compared with 8.6% in the same period of 2023.

Adjusted net loss (non-GAAP) was RMB 34.2 million, compared with RMB 70.0 million in the third quarter of 2023. The adjusted net loss margin4 was 3.3%, compared with 7.5% in the same period of 2023.

Basic and diluted net loss per ADS were both RMB 0.52 (US$ 0.07).

Balance Sheet

As of September 30, 2024, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,045.2 million in aggregate. The Company had restricted cash of RMB 210.2 million and short-term bank borrowings of RMB 200.0 million.

Business Outlook

NIU expects revenues of the fourth quarter 2024 to be in the range of RMB 622 million to RMB 718 million, representing a year-over-year increase of 30% to 50%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, November 18, 2024 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its third quarter financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Third Quarter 2024 Financial Results Conference Call
Registration Link:	https://register.vevent.com/register/BI290f95e1806f442f8f27dbbdded0c229

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.0176 to US$ 1.00, the exchange rate in effect as of September 30, 2024, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	872,573,460	743,347,527	105,926,175
Term deposits	97,555,565	291,844,595	41,587,522
Restricted cash	107,666,733	210,222,000	29,956,395
Short-term investments	-	10,002,510	1,425,346
Accounts receivable, net	94,956,170	185,531,113	26,437,972
Inventories	392,790,141	699,311,558	99,651,100
Prepayments and other current assets	195,072,129	260,622,686	37,138,436
Total current assets	1,760,614,198	2,400,881,989	342,122,946

Non-current assets
Property, plant and equipment, net	323,112,366	313,739,089	44,707,463
Intangible assets, net	1,306,401	1,106,369	157,656
Operating lease right-of-use assets	76,821,285	72,148,758	10,281,116
Deferred income tax assets	20,747,021	29,352,611	4,182,714
Other non-current assets	6,730,378	9,925,077	1,414,312
Total non-current assets	428,717,451	426,271,904	60,743,261

Total assets	2,189,331,649	2,827,153,893	402,866,207

LIABILITIES
Current liabilities
Short-term bank borrowings	100,000,000	200,000,000	28,499,772
Notes payable	167,282,688	249,991,484	35,623,501
Accounts payable	575,724,288	1,026,271,878	146,242,573
Income taxes payable	1,357,913	1,054,237	150,228
Advances from customers	19,304,488	71,339,217	10,165,757
Deferred revenue-current	41,755,097	47,552,465	6,776,172
Accrued expenses and other current liabilities	165,511,396	212,566,533	30,290,489
Total current liabilities	1,070,935,870	1,808,775,814	257,748,492

Deferred revenue-non-current	13,168,111	16,022,221	2,283,148
Deferred income tax liabilities	2,362,494	5,014,454	714,554
Operating lease liabilities	280,421	119,331	17,005
Other non-current liabilities	8,968,519	9,539,200	1,359,325
Total non-current liabilities	24,779,545	30,695,206	4,374,032

Total liabilities	1,095,715,415	1,839,471,020	262,122,524

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,031	90,450	12,889
Class B ordinary shares	10,316	10,316	1,470
Additional paid-in capital	1,964,138,365	1,982,764,831	282,541,728
Accumulated other comprehensive loss	(9,495,674)	(13,393,350)	(1,908,537)
Accumulated deficit	(861,126,804)	(981,789,374)	(139,903,867)
Total shareholders’ equity	1,093,616,234	987,682,873	140,743,683

Total liabilities and shareholders’ equity	2,189,331,649	2,827,153,893	402,866,207

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues	927,022,630	1,023,896,776	145,904,123	2,173,069,852	2,469,116,667	351,846,310
Cost of revenues(a)	(729,071,439)	(882,352,543)	(125,734,232)	(1,693,267,053)	(2,072,337,778)	(295,305,771)
Gross profit	197,951,191	141,544,233	20,169,891	479,802,799	396,778,889	56,540,539

Operating expenses:
Selling and marketing expenses(a)	(122,663,357)	(127,674,970)	(18,193,538)	(304,565,382)	(353,235,333)	(50,335,632)
Research and development expenses(a)	(39,059,530)	(30,299,955)	(4,317,709)	(115,351,728)	(91,488,651)	(13,037,028)
General and administrative expenses(a)	(126,821,515)	(42,583,209)	(6,068,059)	(225,122,249)	(112,541,644)	(16,037,056)
Total operating expenses	(288,544,402)	(200,558,134)	(28,579,306)	(645,039,359)	(557,265,628)	(79,409,716)
Government grants	1,070,500	520,000	74,099	1,897,473	523,756	74,635
Operating loss	(89,522,711)	(58,493,901)	(8,335,316)	(163,339,087)	(159,962,983)	(22,794,542)

Interest expenses	(524,748)	(1,537,621)	(219,109)	(606,268)	(4,024,904)	(573,544)
Interest income	10,282,848	9,512,697	1,355,548	25,545,664	27,530,058	3,923,002
Investment income	558,506	985,634	140,452	985,342	1,987,535	283,221
Loss before income taxes	(79,206,105)	(49,533,191)	(7,058,425)	(137,414,349)	(134,470,294)	(19,161,863)
Income tax (expense) benefit	(216,221)	8,586,698	1,223,595	(4,251,721)	13,807,724	1,967,585
Net loss	(79,422,326)	(40,946,493)	(5,834,830)	(141,666,070)	(120,662,570)	(17,194,278)

Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(2,644,910)	(6,430,430)	(916,329)	12,842,854	(3,897,676)	(555,414)
Unrealized gain on available-for-sale securities, net of reclassification	-	-	-	(345,356)	-	-
Comprehensive loss	(82,067,236)	(47,376,923)	(6,751,159)	(129,168,572)	(124,560,246)	(17,749,692)
Net loss per ordinary share
—Basic	(0.51)	(0.26)	(0.04)	(0.90)	(0.76)	(0.11)
—Diluted	(0.51)	(0.26)	(0.04)	(0.90)	(0.76)	(0.11)
Net loss per ADS
—Basic	(1.01)	(0.52)	(0.07)	(1.81)	(1.52)	(0.22)
—Diluted	(1.01)	(0.52)	(0.07)	(1.81)	(1.52)	(0.22)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	157,165,708	158,808,425	158,808,425	156,594,219	158,356,359	158,356,359
—Diluted	157,165,708	158,808,425	158,808,425	156,594,219	158,356,359	158,356,359
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	78,582,854	79,404,213	79,404,213	78,297,110	79,178,180	79,178,180
—Diluted	78,582,854	79,404,213	79,404,213	78,297,110	79,178,180	79,178,180

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	311,157	154,379	21,999	902,677	596,268	84,968
Selling and marketing expenses	2,374,275	2,408,003	343,138	8,207,677	5,746,819	818,915
Research and development expenses	3,550,989	1,997,306	284,614	18,656,349	5,270,563	751,049
General and administrative expenses	3,224,049	2,138,305	304,706	12,152,242	6,764,744	963,968
Total share-based compensation expenses	9,460,470	6,697,993	954,457	39,918,945	18,378,394	2,618,900

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(79,422,326)	(40,946,493)	(5,834,830)	(141,666,070)	(120,662,570)	(17,194,278)
Add:
Share-based compensation expenses	9,460,470	6,697,993	954,457	39,918,945	18,378,394	2,618,900
Adjusted net loss	(69,961,856)	(34,248,500)	(4,880,373)	(101,747,125)	(102,284,176)	(14,575,378)